July 24, 2018

Keith A. Katkin
Chief Executive Officer
Urovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. Jamess Square
London SW1Y 4LB
United Kingdom

       Re: Urovant Sciences Ltd.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 20, 2018
           File No. 333-226169

Dear Mr. Katkin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2018 letter.

Amendment No. 1 to Form S-1 filed July 20, 2018

Prospectus Summary
Our solution, page 3

1. We note your response to comment 2, but your disclosure continues to inappropriately indicate your conclusions regarding the efficacy of your product candidate by stating that your product candidate was observed to be potent. Please delete such references here and throughout your registration statement.
 Keith A. Katkin
Urovant Sciences Ltd.
July 24, 2018
Page 2
Merck Phase 2b clinical trial, page 4

2. We note your response to comment 3, which we reissue in part. Please expand your disclosure in the description of the extension study on page 101 to disclose all SAEs, whether or not considered treatment related or occurring in a control group.
       You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.


FirstName LastNameKeith A. Katkin
                                                            Division of
Corporation Finance
Comapany NameUrovant Sciences Ltd.
                                                            Office of
Healthcare & Insurance
July 24, 2018 Page 2
cc:       Frank Rahmani, Esq.
FirstName LastName